05011830

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

October 14, 2005

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED OCT 17 2005 WASH, D.C. 185

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Earnings Release Q3 2005) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

10/19

Earnings Release Q3 2005

Samsung Electronics

October 2005

Disclaimer

This report includes forward-looking statements which can generally be identified by phrases such as Samsung Electronics (SEC) or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import.

Similarly, such statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements.

All such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in this material.

Auditing for the Q3 2005 financial results has not been finalized. Figures in this earnings release are subject to change during the independent auditing process.

Sales & Profits

(Units: Trillion, KRW)	Q3 '05	QoQ	Q2 '05	Q3 '04	YoY
Sales	**14.54**	*7%*	**13.59**	**14.34**	*1%*
Gross Profit	**4.40**	*14%*	**3.86**	**4.83**	-9%
(Margin)	*(30%)*		*(28%)*	*(34%)*	
SG&A	2.27	3%	2.21	2.09	9%
Operating Profit	**2.13**	*29%*	**1.65**	**2.74**	*-23%*
(Margin)	*(15%)*		*(12%)*	*(19%)*	
Non-Operating Income	0.03		0.21	0.52	
Equity Income from Samsung Card	0.03		0.03	-0.03	
Income Tax	0.27	63%	0.17	0.58	-53%
Net Profit	**1.88**	*11%*	**1.69**	**2.69**	*-30%*
(Margin)	*(13%)*		*(12%)*	*(19%)*	



Sales
20
15
10
5
14.54
13.59
14.34
19%
16%
81%
82%
84%
Q3 '05
Q2 '05
Q3 '04
Domestic
Export



Profits
4
3
2
1
2.13
1.88
1.65
1.69
2.74
2.69
Q3 '05
Q2 '05
Q3 '04
Operating Profit
Net Profit

Divisional Performance - Sales

Q3 '05



6%
11%
32%
19%

Q2 '05



7%
12%
33%
16%

(Units: Trillion, KRW)	Q3 '05	QoQ	Q2 '05	Q3 '04	YoY
Semiconductor	**4.59**	*10%*	**4.17**	**4.74**	*-3%*
Memory	3.47	*8%*	3.22	3.64	*-5%*
System LSI	0.55	*23%*	0.45	0.63	*-11%*
LCD	**2.68**	*26%*	**2.12**	**1.90**	*41%*
Telecom	**4.58**	*3%*	**4.46**	**4.82**	*-5%*
Handsets	4.37	5%	4.19	4.57	-4%
Digital Media	**1.64**	*2%*	**1.61**	**1.95**	*-16%*
Appliances	**0.85**	*-15%*	**1.00**	**0.81**	*5%*
Total	14.54	*7%*	13.59	14.34	*1%*

Semiconductor LCD Telecom Digital Media Appliances

Divisional Performance – Operating Profit


2.5
2.0
1.5
1.0
0.5
0
2.13
1.65
0.30
0.55
0.04
-0.02
0.53
0.03
-0.05
Q3 '05
Q2 '05

(Units: Trillion, KRW)	Q3 '05	QoQ	Q2 '05	Q3 '04	YoY
Semiconductor	**1.35**		**1.10**	**1.95**	
(Margin)	*(29%)*	*(2.8%p)*	*(27%)*	*(41%)*	*(-11.7%p)*
LCD	**0.30**		**0.01**	**0.23**	
(Margin)	*(11%)*	*(10.4%p)*	*(1%)*	*(12%)*	*(-0.8%p)*
Telecom	**0.55**		**0.53**	**0.61**	
(Margin)	*(12%)*	*(-)*	*(12%)*	*(13%)*	*(-0.7%p)*
Digital Media	**-0.02**		**-0.05**	**-0.033**	
(Margin)	*(-2%)*	*(1.8%p)*	*(-3%)*	*(-2%)*	*(0.2%p)*
Appliances	**-0.04**		**0.03**	**-0.009**	
(Margin)	*(-5%)*	*(-8.2%p)*	*(3%)*	*(-1%)*	*(-4.1%p)*
Total	**2.13**		**1.65**	**2.74**	
(Margin)	*(15%)*	*(2.5%p)*	*(12%)*	*(19%)*	*(-4.5%p)*

Semiconductor | LCD | Telecom | Digital Media | Appliances

3

Semiconductor

Sales


(Unit : Trillion, KRW)
6
3
0
4.17
10% ↑
4.59
Memory
8% ↑
Q2 '05
Q3 '05
Memory
System LSI
Others

DRAM Production

	Q2	Q3	Q4
90nm	15%	35%	50%
512Mb	45%	50%	60%

NAND Production

	Q2	Q3	Q4
70nm	1%	15%	30%
4Gb	1%	20%	60%

(Source : Samsung Electronics, October 2005)

Q3 Results Analysis

Memory

- **DRAM : Revenue and profit growth under solid market demand**
  - Blended ASP : High $3 (256M equiv.), 3%↓ QoQ
    - DDR1 price has increased, however DDR2 price declined due to DDR2 market transition delay
  - Bit Growth : 10%↑, 90nm production increase and yield improvement
- **NAND : Steady demand growth in high density segment especially in MP3 Players**
  - Blended ASP : Low $6 (1G equiv.), 19%↓ QoQ
    - Price cuts to expand demand in high density products (2Gb above)
  - Bit Growth : 37%↑
    - 12" NAND Fab (Line 14) capacity increase
    - 8" DRAM Fab (Line 9) capacity re-allocation to NAND
  - 70nm and MLC production increase leads to significant cost reduction

System LSI

- Revenue increase (20%↑) from DDI and CMOS Image Sensor
- ASP of DDI has been up due to multi-channel products increase

4

TFT-LCD



Panel Shipment
(Unit : Million)
21%↑
9.9
12.0
1.1
3.5
5.3
1.6
4.2
6.2
TVs
Note PCs
Monitors
Q2 '05
Q3 '05



TV Panel Size Breakdown
39%
30%
31%
16%
29%
55%
~ 19"
20"~29"
30" ~
Q2 '05
Q3 '05

Q3 Results Analysis

Large Panels

- **Panel Shipment (QoQ) : Significant increase in all applications**
  - *Monitors (17%↑): Strong panel shipment growth resulting from the seasonality & attractive panel prices*
    → 19" & above shipment: 2.0 mn (21%↑ QoQ)
  - Note PCs (20%↑): Successful strategic capacity allocation to the rapidly growing Wide & Ultra Portable segments
    → *Wide & Ultra Portable: 2.5 mn (40%↑ QoQ)*
  - TVs (43%↑): Taking the market leadership in over 32" segment with 7G reaching the full capacity
    → Over 32" shipment: 0.9 mn (154%↑ QoQ)
- **Panel Price (QoQ) : Price increases for IT related applications**
  - Monitors (17") : Q2 $165 → Q3 $175 (6%↑)
  - Note PCs (15.4"W) : Q2 $145 → Q3 $155 (8%↑)
  - TVs (32") : Q2 $620 → Q3 $585 (5%↓)

Small/Med Panels

- **Increased Panel Shipment : Q2 13.1 mn → Q3 15.2 mn (16%↑)**

Telecommunication



Sales
(Unit : Trillion, KRW)
4.46
3%↑
4.58
HHP
5%↑
Network
25%↓
Q2 '05
Q3 '05



Shipment by Region
(Unit : Million Unit)
24.4
26.8
28%
33%
8%
24%
7%
25%
36%
7%
25%
7%
Asia
Europe
S.America
N.America
Korea
Q2 '05
Q3 '05

Q3 Results Analysis

Handsets

- **Handset shipment of 26.8mn units (10%↑ QoQ)**
  - <u>Export</u> : Increase in shipment both in Europe and US
  - <u>Domestic</u> : Maintaining above 50% M/S from strong sales of high-end phones such as DMB, Bluetooth phones
- **Maintain ASP in Q3**
  - Strong sales of high-end products such as D500, W-CDMA, EV-DO helped maintain ASP despite intensifying price competition
    . Export : Q2 $176 → Q3 $175
    . Domestic : Q2 KRW 342K → Q3 KRW 333K
- **Profit margin improved due to better product-mix and increased unit sales**

Network

- **Revenue declined due to sluggishness of overseas CDMA market and carriers' limited spending on new infrastructure build-up**

Digital Media & Digital Appliance

Revenue (DM)



(Unit: Trillion KRW)
2
1
0
2% ↑
1.61
1.64
13%
20%
19%
13%
19%
19%
Q2 '05
Q3 '05
TV
Monitor
Printer
DVD
PC
Audio

Revenue (DA)



(Unit: Trillion KRW)
15% ↓
1.00
0.85
1
0.5
0
Q2 '05
Q3 '05

Q3 Results Analysis

Digital Media

- **Strong sales of TVs and monitors**
  - QoQ growth in volume
    ; PDP TVs 55%↑, LCD TVs 37%↑, LCD Monitors 11%↑
- **Premium TV shipments continue to increase**
  - 30"+ portion out of LCD TVs : '05.1Q 18% → 2Q 23% → 3Q 37%
  - 40"+ portion out of PDP TVs(HD) : '05.1Q 21% → 2Q 25% → 3Q 28%

Digital Appliance

- **Sharp drop in sales of air-conditioners due to seasonality resulting in revenue decline.**
  - QoQ sales volume changes
    ; Air-conditioners 67%↓, Refrigerators 17%↑, Washing machines 17%↑

Financial Position

Assets



43.8
45.6
46.7
45
30
20
10
7.4
4.5
19.7
12.2
5.9
4.4
22.3
13.0
4.8
4.5
23.5
13.9
Cash*
A/R & Inventories
PP&E
Other Assets
'04
Q2 '05
Q3 '05

Liabilities & Equity



(Units: Trillion, KRW)
45
30
20
10
0.1
9.3
34.4
0.1
9.2
36.3
0.1
9.7
36.9
Debt
Other Liabilities
Shareholders' Equity
'04
Q2 '05
Q3 '05

Key Ratios

	'04	Q2 '05	Q3 '05
Debt / Equity	0.3%	0.3%	0.3%
Net Debt / Equity	-21.3%	-15.8%	-12.7%
Return on Equity	33.8%	18.9%	20.6%
Return on Asset	26.0%	15.0%	16.3%

* Cash = Cash equivalents + Short-term financial instruments + Marketable securities

Cash Flow


Q3 '05
peratio
3.11
nvestmen
2.62
Finance
1.55
et Cash
ecrease
1.07
Cash Inflow
Cash Outflow

(Unit: Trillion, KRW)

	Q3 '05	Q2 '05
Cash* (Beginning of period)	**5.85**	**5.84**
Cash flow from Operation	**3.11**	**2.50**
Net profit	1.88	1.69
Depreciation	1.29	1.28
Income (Loss) from equity method	0.02	-0.12
Increase (Decrease) in working capital, etc.	-0.08	-0.35
Cash flow from Investment	**-2.62**	**- 1.93**
CAPEX	-2.46	- 1.86
Cash flow from Finance	**-1.55**	**- 0.56**
Dividend	-0.08	-
Decrease of short-term borrowings	-	-
Repurchase of shares	-1.58	-0.57
Net increase in cash	**-1.07**	**0.01**
Cash* (End of period)	**4.79**	**5.85**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

Business Outlook

Semiconductor

PC Shipment Growth Ratio

'04	Q1	Q2	Q3	Q4	'05
13.6%	-7%	-4%	10%	12%	11.1%

DRAM increase in game machines



(Unit : Mpcs, 256M eq)
300
150
100
57
113
292
'04
'05
'06

MP3P Market Growth



(Unit : Mpcs)
100
50
72%
70%
76%
'04
'05
'06
Flash-Based
HDD-Based
(Source : Samsung Electronics, October 2005)

Business Outlook

Memory

- **'05 Q4 DRAM demand is expected to be strong**
  - PC and handset shipment increase drives DRAM demand *(especially Mobile DRAM)*
  - Slight DRAM price decline is expected due to price reduction at year end
- **Increase of Graphic memory demand in game machines**
  - Samsung maintains dominant position in game machine graphic chips
  - New game machines adopt high density GDDR3 and XDR
- **Accelerated NAND demand growth in Q4**
  - MP3 Players with 2GB and above NAND are increasing
  - *Samsung leads in high density market,* reaching 4Gb production portion over 60% of NAND bits in Q4

System LSI

- DDI and Mobile application (CMOS Image Sensor, Chip Card, Application Processor, etc.) will drive revenue growth

TFT-LCD

'05 Global Market Outlook

Demand Forecast

(Unit : Million)

	Monitor	Note PC	TV	Total
Total	105	60	22	191
1H	49	27	9	87
Q3	27	16	6	51
Q4	29	17	7	54

Large Panel Shipment (Samsung)



16.0
12.0
8.0
4.0
0.0
12.0 mn
13.1 mn
TVs
Note PCs
Monitors
Q3 '05
Q4 '05

Business Outlook

Market

- **Market expected to be in slight shortage in Q4** (Demand: 7% ↑ QoQ)
  - Monitors: The market expected to be in slight over-supply as 2nd-tier panel makers focus on monitor panel production
  - Note PCs: Ultra portable & Wide Note PCs expected to drive healthy demand growth
  - TVs: Major global CE players expected to demand more and larger panels for the year-end sales
    → Increase market penetration of 32" & above TVs

Samsung

- **Large panel shipment & ASP will increase in Q4**
  - Large panels: 12.0mn (Q3) → 13.1mn (Q4, F) 9% ↑
  - Robust shipment growth for TV (29% ↑ QoQ) & Note PC (21% ↑ QoQ)
- **S-LCD 7G line in full ramp-up (60K/month by Oct '05)**
  - Increase in market dominance in 30" & above segment
  - *Greater cost reduction coming from additional 7G capacities*

Telecommunication

Business Outlook

Market

- **Revise '05 Global handset market forecast to 760mn from 720mn**
  - Stronger growth continued in Emerging market (Asia & Latin America) while replacement demand growth in Europe and US is sustained
- **Gradual expansion of 3G market in 2H**
  - Expansion of W-CDMA & EV-DO services by major global carriers



Market
Samsung
760M
660M
523M
435M
43M
56M
86M
100M+
'02
'03
'04
'05

Q4 Business Outlook

- **Unit shipment will be comparable to Q3 despite inventory adjustment at the year end**
- **Expect significant shipment increase of W-CDMA phones**
  - Strong shipment of existing models
  - Plan to launch 3~5 new products in Q4
- **Expect ASP increase Q-on-Q due to product-mix improvements with high-end lineups**
  - Sales increase of D600 and W-CDMA phones ; Rollout of new slim phones
  - Gradual expansion of EV-DO, EDGE and mega-pixel camera phones (US)

Digital Media & Digital Appliance

Digital Media Business Outlook

- **Sales growth expected from seasonal demand increase**
  - TV : Strong shipment growth due to recovery in domestic economy
  - Printers, DVDPs and MP3Ps : Rollout of new high-end products

DTV Market Forecast



(Million Pcs)
LCD TV
CAGR 57%
50
40
30
20
10
0
'05
'06
'07
LCD TV
PDP TV
DLP TV

(Source : Display Search)

Digital Appliance Business Outlook

- **Improve profitability through ongoing cost cutting efforts**
  - Expand production capabilities around more cost competitive overseas production sites
- **Gradual expansion of high value-add products**
  - System air-conditioners, SBS refrigerators & Drum washing machines

Premium Products Sales Portion



100%
75%
50%
25%
0%
'04.1Q
2Q
3Q
4Q
'05.1Q
2Q
3Q
Refrigerators
Washing Machines
Air-conditioners

Appendix : Capital Expenditures

(Units : Trillion, KRW)	'05 Plan	Q3 (Cumulative)	(%)	'04
Semiconductor	**6.01**	**5.20**	*(85%)*	**5.50**
Memory	*4.41*	*4.25*	*(96%)*	*4.71*
System LSI	*1.53*	*0.92*	*(60%)*	*0.74*
LCD	**2.86**	**1.71**	*(60%)*	**1.46**
Telecommunication	**0.41**	**0.18**	*(44%)*	**0.29**
Digital Media & Others	**0.99**	**0.46**	*(46%)*	**0.42**
Total	**10.27**	**7.55**	*(74%)*	**7.67**

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

October 14, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Agreement with the U.S. Justice Department on Antitrust Investigation) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG
ELECTRONICS

Agreement with the U.S. Justice Department on Antitrust Investigation

Samsung Electronics and Samsung Semiconductor Inc. (SSI), Samsung Electronics' U.S. subsidiary, reached an agreement with the U.S. Justice Department over antitrust investigation launched in June 2002.

Under the agreement which was released by the U.S. Justice Department on October 14, 2005 (KST), SSI will pay $300,000,000 in penalties.

SSI had provisioned $100,000,000 in the Q4 2004 and the additional $200,000,000 in the Q3 2005 against possible costs in connection with the antitrust investigation.

Samsung Electronics expensed the additional provision as non operating expenses (equity method loss) in the Q3 2005.